CHINA FIRE & SECURITY GROUP, INC.
B-2508 TYG Center, C2, Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People’s Republic of China

September 18, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention: Mr. Terrence O’Brien

Re:	China Fire & Security Group, Inc. Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 16, 2009
File No. 1-33588

Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009
Filed May 11, 2009
File No. 1-33588

Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2009
Filed August 10, 2009
File No. 1-33588

Dear Mr. O’Brien：

On behalf of China Fire & Security Group, Inc. (“CFSG”), we hereby submit this response letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated September 3, 2009, with respect to our above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Form-10K”) and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 (“Q1 Form 10-Q”) and June 30, 2009 (“Q2 Form 10-Q”).  We plan to file Amendment No. 1 to Form 10-K and have included in Appendix A to this letter pages of the Form 10-K exhibiting the amendments to the Form 10-K in response to the Staff’s comments.  We plan to file Amendment No. 1 to Form 10-K shortly after the Staff has indicated that such amendments are acceptable.

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For the convenience of the Staff, each of the Staff’s comments is set out immediately preceding the corresponding response.

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for the fiscal year ended December 31, 2008

Our Marketing Efforts, page 10

1.
We note the disclosure that CFSG has entered into an agreement for OEM manufacturing of linear heat detectors for Honeywell. Advise what consideration CFSG has given to filing the agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Response:

We advise the Staff that CFSG has entered into an agreement with Xi’an System Sensor Electronics Co., Ltd., a China subsidiary of Honeywell, for OEM manufacturing of liner heat detectors for Honeywell. During the year 2008, the product sales between CFSG and Xi’an System Sensor Electronics Co., Ltd. was RMB 15.0 million (approximately $2.2 million), representing 3.1 percent of CFSG’s total revenue during the period. During the first half of 2009, the product sales between CFSG and Xi’an System Sensor Electronics Co., Ltd. was RMB 2.2 million (approximately $0.3 million), representing 0.8 percent of CFSG’s total revenue during the period. We believe the contract between CFSG and Xi’an System Sensor Electronics Co., Ltd. was made in the ordinary course of CFSG’s business and CFSG’s business is not substantially dependent upon this contract. Therefore, we believe that this contract is not a material contract to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Cautionary Statement Regarding Future Results, Forward-looking Information and Certain Important Risk Factors, page 13

2.
We note that the statements “The risks and uncertainties described below are not the only ones facings us. Additional risks and uncertainties may also adversely impair our business operations.” Since CFSG is required to disclose all the risks that it believes are material at this time, please revise in future filings.

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Response:

We understand that CFSG is required to disclose all the risks that it believes are material. We will remove the following statement in our Amendment No. 1 to Form 10-K: “The risks and uncertainties described below are not the only ones facings us. Additional risks and uncertainties may also adversely impair our business operations.”

Liquidity and Capital Resources, page 30

3.
We note your discussion of the statement of cash flows and operating, investing and financing activities only covers the period from 2007 to 2008. Such discussions should cover the three-year period covered by the financial statements. Refer to Instruction 1 to Item303(a) of Regulation S-K. Please ensure your future filings include a discussion of the requisite periods.

Response:

Please be advised that we will include the discussion of the statement of cash flows and operating, investing and financing activities that covers the period from 2006 to 2007 in our Amendment No. 1 to Form 10-K in the form below.

“Operating Activities
Net cash provided by operating activities was approximately $9.8 million for the year ended December 31, 2007 as compared to approximately $8.9 million net cash provided by operating activities for the same period in 2006. Net cash provided by operating activities in the year ended December 31, 2007 was mainly due to net income of $16.8 million, $1.8 million increase in customer deposits, $2.2 million increase in accrued liabilities offset by $3.2 million increase in account receivable, $2.3 million increase in notes receivable, $3.3 million increase in costs and estimated earnings in excess of billings, $4.4 million decrease in billings in excess of costs and estimated earnings. The increase of $3.3 million in costs and estimated earnings in excess of billings is mainly due to the increased number of projects where we have billed the customers more than we have recognized revenues for these projects, while the decrease of $4.4 million in billings in excess of costs and estimated earnings is mainly due to the decreased number of projects where we have billed the customers less than we have recognized revenues for these projects.

Investing Activities
Net cash used in investing activities in the year ended December 31, 2007 was $3.9 million, which is a decrease of $7.0 million from net cash used in investing activities of $10.9 million in the same period of 2006. Net cash used in investing activities was mainly attributable to $3.8 million used to purchase building and equipment, $0.6 million used to purchase intangible asset, and $1.0 million used to invest in King Galaxy Investment Limited offset by $0.5 million proceeds from the sale of investment in Tianjin Fire Safety Equipment Co. Ltd. and $1.1 million proceeds from the restructure in Beijing Zhong Xiao.

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Financing Activities
Net cash provided by financing activities in the year ended December 31, 2007 totaled $1.1 million as compared to $8.9 million used in financing activities in the same period of 2006. Net cash provided by financing activities in the year ended December 31, 2007 was attributable to the proceeds of $4.2 million from issuance of common stock and the proceeds of $1.4 million from the sale of Beijing Zhong Xiao, offset by $2.0 million increase in restricted cash, which represents the cash required to be deposited in the bank to guarantee the execution of signed contracts, and the payment of $2.5 million to Beijing Zhong Xiao to clear the balance between our Company and Beijing Zhong Xiao.

As a result of the total cash activities, net cash increased $7.7 million from December 31, 2006 to December 31, 2007.”

Item 9A. Controls and Procedures, page 36

4.
Please tell us why the material weaknesses you describe on Page 37 are limited to only the project budget process and construction accounting process areas of the financial statements. It appears the nature of such material weaknesses, that is, the lack of the appropriate personnel, as well as the general nature of your remediation activities, could be so pervasive as to appear in other areas of the financial statements.

Response:

The material weakness in our project budgeting process was mainly due to the lack of project budgeting personnel and the ineffective design of our project budgeting process. The growth of our project budgeting team, which is in charge of the estimation of the project budget costs, could not meet the expansion of our business. By the end of 2008, we were in need of project budget personnel, who are responsible for both the project cost estimations for new projects and the update of cost budgets for on-going projects. The currently ineffective design of our project budgeting process was mainly due to the lack of monitoring procedures in our project budget process to prevent any untimely updates of on-going projects’ budgets. Consequently, due to these two shortages in our project budget process, there were five project budgets (out of 221 projects) that were not updated in a timely manner. These errors were identified by our independent auditors during their annual audit work and the adjustments to our consolidated financial statements were less than 1% of our revenue. Although the adjustment was immaterial, we understand that as the project budget process is a key process in our control systems for a construction company, the lack of monitoring procedures in this process can result in the possibility that a material misstatement of our consolidated financial statement might not be prevented or detected in a timely basis.

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The material weakness in our financial reporting process due to the lack of internal accounting staff with adequate U.S. GAAP knowledge and inadequate supervisory review of the construction accounting process resulted from the fact that the Company’s operations are in China and our accounting staff that service our supervisory review of the construction accounting process possess adequate knowledge of PRC GAAP, but only possess limited knowledge of U.S. GAAP. Although the conformity of PRC GAAP to U.S. GAAP was observed, there still exist meaningful differences between the two accounting principles, which caused the material weakness in our internal control over financial reporting.  In China, it is difficult to recruit qualified accounting staff with adequate U.S. GAAP knowledge at a competitive rate. The growth of our accounting department did not keep up with the expansion of our business and the lack of accounting personnel resulted in the inadequate supervisory review of the construction accounting process.

During the management’s assessment and auditor’s testing of our internal control over financial reporting, the project budget process and construction accounting process were the only processes where material weaknesses existed. All other areas of internal control processes over financial reporting did not have any material weakness. The remediation activities we mentioned were only targeted to improve the internal control over these two processes.

5.
Please revise future filings to disclose in detail the nature of the material weaknesses. That is, discuss how they emerged, quantify the impact it had on the preliminary financial statement, and how it was identified and resolved. We note the “material adjustment” mentioned on page 39 in the audit report. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings.

Response:

A.  There are two material weaknesses identified by us and our auditors:

(1) Lack of internal controls over the project budgeting process

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The material weakness in our project budget process was mainly due to a lack of project budgeting personnel and the ineffective design of our project budgeting process. Our project budgeting team, which is in charge of the estimating project budget costs, did not grow rapidly enough to keep up with the expansion of our business. Thus, by the end of 2008, we did not have a sufficient number of project budget personnel to complete cost estimates for new projects and, simultaneously, update the costs associated with existing projects.

The ineffective design of our project budgeting process was mainly due to the lack of monitoring procedures in our project budget process to uninsured timely updates of the budgets for existing projects.

Consequently, due to these two factors, there were four project budgets (out of one hundred and seventy-seven projects) were not updated in a timely manner. These errors were identified by our independent auditors during their annual audit work and the adjustments to our consolidated financial statements were less than 1% of our revenue. Although the adjustment were immaterial, we understand that the project budgeting process is a key process in our control systems, and the lack of monitoring procedures in this process could have resulted in a material misstatement of our consolidated financial statements that might not have been prevented or detected in a timely manner.

(2) Lack of internal accounting staff with adequate US GAAP knowledge and inadequate supervisory review of the construction accounting process

The material weakness in our financial reporting process due to the lack of internal accounting staff with adequate U.S. GAAP knowledge and inadequate supervisory review of the construction accounting process resulted from the fact that the Company’s operations are in China and our accounting staff that service our supervisory review of the construction accounting process possess adequate knowledge of PRC GAAP, but only possess limited knowledge of U.S. GAAP. Although the conformity of PRC GAAP to U.S. GAAP was observed, there still exits meaningful differences between the two accounting principles, which cause the material weakness in our internal control over our financial reporting.  In China, it is difficult to recruit qualified accounting staff with adequate U.S. GAAP knowledge at a competitive rate. The growth of our accounting department did not keep up with the expansion of our business and the lack of accounting personnel resulted in the inadequate supervisory review of the construction accounting process.

Due to this material weakness, one material adjustment of $6.3 million was made due to a missing close-out entry between Cost & Estimated Earnings and Progress Billings for disclosure purpose. This error was mainly due to the difference between PRC GAAP and US GAAP for project construction accounting.

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All adjustments proposed by our auditors were accepted and made by the Company for our annual report for the year ended December 31, 2008.

In 2009, we made all necessary entries in our preliminary quarterly financial statements. For our preliminary quarterly financial statements of Q1 and Q2 in 2009, there were no material adjustments, made by our independent auditors, due to material weaknesses described above..

B.	Assessment of the possibility of errors in the prior quarterly filings:

We have assessed the possibility of errors in our prior quarterly filings of 2008 and the possibility of errors was insignificant, as the quarterly financial statements in 2008 were reviewed by our independent auditors and all necessary adjustments were made to our preliminary financial statement accordingly.

Please be advised that we will, in our Amendment No. 1 to Form 10-K, disclose in detail the nature of the material weaknesses, including how they emerged, quantify the impact it had on the preliminary financial statements, and how it was identified and resolved.

6.
Please explain to us the status of the material weaknesses and their components disclosed here and in your Form 10-Q for the quarterly period ended June 30, 2009. Tell us whether or not the Company has remediated the material weaknesses and, if not, when and how the Company expects to do so.

Response:

We advise the Staff that we have hired additional skilled project budgeting personnel and senior managers to enhance our project budgeting team to meet the increased needs of our expanding number of projects. We redesigned our project budgeting process and augmented our monitoring procedures to ensure timely updates of project budgets that reflect the best estimate of project costs under construction. We also increased the effectiveness and frequency of communications between our accounting, project budgeting and project implementation departments through regularly scheduled inter-department meetings.

We hired an external U.S. GAAP accounting consultant with relevant accounting experience, skills and knowledge in the financial reporting processes to provide U.S. GAAP knowledge training to our existing accounting staff. We also enforced senior management’s checks and approvals process to ensure the accuracy of our daily bookkeeping.

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Based on the results of management’s self-testing, we believe we have remediated the material weaknesses in our internal control over financial reporting, as of the end of the second quarter of 2009.

7.
Please provide us a detailed analysis regarding how you concluded that disclosure controls and procedures were effective, given that your internal control over financial reporting was not effective as a result of material weaknesses.

Response:

We advise the Staff that our disclosure controls and procedures are not effective given that your internal control over financial reporting was not effective as a result of material weaknesses and will include this disclosure in our Amendment No. 1 to Form 10-K accordingly.

8.
Your management report on Page 36-37 does not include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting. Please include such statement in future filing. Refer to Item 308(a)(4) of Regulation S-K.

Response:

We advise the Staff that we will include the following statement in our Amendment No. 1 to Form 10-K: “Moore Stephens Wurth Frazer and Torbet, LLP, an independent registered public accounting firm, has audited the financial statements included in this annual report and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2008.”

9.
Please advise your auditors in future filings that your management report contains information in addition to the elements described in Item 308(a) of Regulation S-K that are subject to the auditors evaluation and for which the auditors should disclaim an opinion letter thereon. Refer to Paragraph C13 of AS 5 issued by the PCAOB.

Response:

We have advised our auditors in future filings that if our management report contains information in addition to the elements described in Item 308(a) of Regulation S-K that is subject to the auditors evaluation and for which the auditors should disclaim an opinion letter thereon.

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Executive Officers and Directors, page 39

10.
Describe briefly in future filing the business experience of Mr. Brian Lin during the past five years as required by Item 401(e)(1) of Regulation S-K. We note that dates are omitted for his business experience before joining CFSG in January 2006.

Response:
Please be advised that we will replace Mr. Brian Lin’s business experience description with the following description in our Amendment No.1 to Form 10-K:

Mr. Brian Lin, Director and Chief Executive Officer. Mr. Lin serves as Director and Chief Executive Officer of China Fire & Security Group, Inc. Mr. Lin has served as a Director since October 2006. Mr. Lin has over 17 years of management and technical experience both in the US and China. Mr. Lin is an early stage investor and co-founder of the Company and has been providing strategic guidance since its inception. Prior to joining the Company full time in January 2006, Mr. Lin served as CEO of Beijing Linkhead Technologies, and held various management and technical positions with UTStarcom in China and Nortel Networks and Motorola in the US from 2001 to 2005. Mr. Lin received his Master’s Degree in Electrical Engineering from University of Toronto, Canada in 1989.

Compensation Discussion and Analysis, page 43

11.
Your overall disclosure lacks sufficient qualitative or quantitative discussion of the analyses underlying the decisions for making compensation payments. Revise in future filings to explain and place in context why you chose to pay each component of compensation and why the determination for one component may or may not have influenced decisions for other allocated or contemplated payments.

Response:

Please be advised that we will revise in our Amendment No. 1 to Form 10-K to explain and place in context why we chose to pay each component of compensation and why the determination for one component may or may not have influenced decisions for other allocated or contemplated payments by including the disclosure below:

“Elements of Our Executive Compensation Programs

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Our Compensation mainly consists of two parts, Cash Compensation and Equity Incentive Compensation. The Cash Compensation consists of Base Salary and Bonus. The Equity Incentive Compensation aligns executives’ and shareholders’ interests by providing executives an ownership stake in the Company.

Base Salary. Base salaries for our named executives are set based on their professional qualifications and experiences, education background, scope of their responsibilities, taking into account competitive market compensation levels paid by other similar-sized companies for similar positions and reasonableness and fairness when compared to other similar positions of responsibility within the Company. Base salaries are reviewed annually by the Compensation Committee and may be adjusted annually as needed.

Bonus. To achieve our goal of pay-for-performance, bonuses will be paid to our named executives when company financial goals are achieved. The bonus is typically a percentage of the cash compensation of our named executives. The Compensation Committee has determined that when the Company actual financial results meet or surpasses the guidance provided by the Company, the bonuses will be paid in full, otherwise, no bonuses will be paid to our named executives.

Equity Incentive Compensation. A key element of our pay-for-performance philosophy is our reliance on performance-based equity awards through the Company’s stock option plan. This program aligns executives’ and shareholders’ interests by providing executives an ownership stake in the Company. Our Compensation Committee has the authority to award equity incentive compensation, i.e. stock options, to our executive officers in such amounts and on such terms as the Compensation Committee determines in its sole discretion. The Compensation Committee reviews each executive’s individual performance and his or her contribution to our strategic goals and determines the amount of stock options to be awarded towards the end of the fiscal year. The exercise price is the closing market price on the date of the grant.”

12.
Disclosure indicates that CFSG seeks to offer a compensation package that is competitive with the compensation practices of the peer companies with which it competes for talent. Clarify whether CFSG engages in benchmarking of the total compensation or any other material element of compensation. If CFSG does engage in benchmarking, identify the benchmarking and its components, including component companies, in future filings. Explain in future filings where actual payments fall within targeted parameters. If actual payments were outside a targeted range, please explain why in the future filings. See Item 402(b)(2)(xiv) of Regulation S-K

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Response:

Please be advised that we will include the following disclosure in Amendment No.1 to Form 10-K in response to the Staff’s comment:

“In 2008, the Compensation Committee, which is responsible for approving and overseeing executive compensation, accepted recommendations from senior management and reviewed such recommendations with market data to determine the compensation to be paid to the Company’s executive officers.  Important determining factors included the Company’s financial performance, the level of compensation paid to similarly situated executives in comparably-sized public companies and the contributions made by each of the executive officers to the success of the Company.

How executive compensation is determined

The Compensation Committee of the company seeks to offer our executives compensation packages that are attractive and competitive with compensation practices of the peer companies with which we might compete for talent. The Compensation Committee has determined that a peer company would have the following characteristics:

-	majority of the business is providing solutions and systems to industrial customers in China

-	listed on a major exchange in the United States with market capitalization between US$200 million to US$800 million

The Compensation Committee collected the executive compensation information of the following companies (“Comparison Group”) during the course of discussing and finalizing the compensation for our executives.

China Security & Surveillance

China Information Security Technology, Inc.

Cogo Group, Inc.

Harbin Electric

Shengdatech, Inc.

Wonder Auto Technology, Inc.

The Compensation Committee conducted a comparison of the proposed executive compensation structure and practices to those of the Comparison Group, including base salary, target bonus and equity grants. The market analysis developed was used to determine pay targets for 2008.

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In 2008, the proposed compensation for Brian Lin is as follows:

Cash Compensation:
$120,000 where the Base Salary is $84,000 (70%) and the Bonus is $36,000 (30%). The Bonus will be paid in full if the company’s actually financial results meet or beat the financial guidance approved by the board of directors and released to the public. Otherwise, no Bonus will be paid to Brian Lin.

Equity Compensation:	Per stock option agreement dated July 1, 2006, 18,750 options shares will be vested during the year of 2008. There is no additional equity based compensation for Brian Lin in 2008.

In 2008, the proposed compensation for Xiaoyuan Yuan is as follows:

Cash Compensation:
$36,800 where the Base Salary is $29,440 (80%) and the Bonus is $7,360 (20%). The Bonus will be paid in full if the company’s actually financial results meet or beat the financial guidance approved by the board of directors and released to the public. Otherwise, no Bonus will be paid to Xiaoyuan Yuan.

Equity Compensation:	Per stock option agreement dated July 1, 2007, 5,000 options shares will be vested during the year of 2008. There is no additional equity based compensation for Xiaoyuan Yuan in 2008.

Based on its review in 2008, the Compensation Committee concluded that the structure of CFSG’s proposed compensation program is reasonably consistent with industry practices. The actual compensation in 2008 (see Compensation Table) for Brian Lin, our CEO, fell within the targeted parameters, which were derived from the compensations of the CEOs in the Comparison Group. The actual compensation for Xiaoyuan Yuan, our Principal Accounting Officer, in 2008 (see Compensation Table) also fell within the targeted parameters, which were derived from the compensations of the CFOs in the Comparison Group.”

13.
Disclosure indicates that CFSG ties a significant portion of compensation to the achievement of financial and other company goals and the executive’s contribution to the accomplishment of those goals. Item 401(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance taken into account in setting compensation policies and making compensation decisions and how specific forms of the compensation are structured and implemented to reflect those performance items. Please revise in future filings to provide appropriate qualitative and quantitative disclosures about the financial and other company goals and the contribution of each executive to the achievement of those goals.

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Response:

Please refer to the response to Comment 11 above.

14.
Disclosure indicates that recommendations for annual increases in compensation to named executive officers are to be presented to the compensation committee and are subject to approval. Clarify in future filings who makes the recommendations for annual increase in compensation to named executive officers. If applicable, describe the role of executive officers in determining executive compensation.

Response:

Please be advised that we will include the following disclosure in Amendment No.1 to Form 10-K in response to the Staff’s comment:

The Compensation Committee reviewed and approved the compensation paid to the named executives of the corporation as listed in the Compensation Table. Recommendations for annual increases in compensation to named executives other than our CEO are recommended by our CEO. These recommendations are presented to the Compensation Committee and are subject to their approval. The annual increase in compensation of the CEO was both recommended and approved by our Compensation Committee. Pay increases for non-named employee will be at the discretion of the employee’s supervisor and subject to senior management approval. The regulations regarding employee pension and retirement plans governed by the Peoples Republic of China is the only program administered by the Company. No other supplemental plan exists.

Compensation Committee Report, page 45

15.
Item 407(e)(5)(ii) of Regulation S-K specifies that the name of each member of the compensation committee must appear below the disclosure required by Item 407(e)(5)(i) of Regulation S-K. Please revise in future filings.

Response:

Please be advised that we will include the name of each member of the compensation committee below the disclosure required by Item 407(e)(5)(i) of Regulation S-K in our Amendment No.1 to Form 10-K.

Signature, page 48

16.
CFSG’s principal financial officer also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the Form 10-K. See General Instruction D(2) of Form 10-K, and revise in future filings.

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Response:

Please be advised that Mr. Xiaoyuan Yuan, our Principal Accounting Officer, is also taking on the responsibilities of the Principal Financial Officer. We will include the title of Principal Financial Officer in our Amendment No.1 to Form 10-K.

Note 15-Restruturing of subsidiaries, page F-30

17.
Please tell us and disclose in future filings the cost to restructure Beijing Zhong Xiao and whether you have outstanding obligations related to such restructuring of the periods presented. Additionally, please provide the disclosures required by paragraph 20 of SFAS 146 in future filings.

Response:

On April 3, 2007, Sureland Industrial signed an agreement to transfer 100% ownership in Beijing Zhong Xiao to Gong Gang Qiang, a Chinese individual, for consideration price equal to the net assets of Beijing Zhong Xiao as of March 31, 2007, which was RMB 10.9 million (or $1.3 million).  Thus, no gain or loss was recognized in this transaction nor any additional cost incurred to restructure Beijing Zhong Xiao.  We have no outstanding obligations related to the restructuring of the periods presented.

We will include the following disclosure in our Amendment No. 1 to Form 10-K in page F-30: “No gain or loss was recognized through the restructuring of Beijing Zhong Xiao nor any additional cost incurred to restructure Beijing Zhong Xiao.  In addition, we have no outstanding obligations related to the restructuring after the disposal of Beijing Zhong Xiao on April 3, 2007.”

Exhibits:

18.
Disclosure on page 16 states that CFSG has an employment agreement with each of its executive officers. Item 601(b)(10)(iii)(A) of Regulation S-K requires the filing of the employment agreement. Additionally, the employment agreement are required to be filed with the Form 10-K even if previously filed with another document, provided, however, that previously filed documents may be incorporated by reference to satisfy the filing requirement. See instruction 2 to exhibit table for Item 601 of Regulation S-K. Please advise, and, if applicable, file the employment agreements by amendment to the Form 10-K.

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Response:

Please be advised that we will file the employment agreements as exhibits to Amendment No.1 to Form 10-K.

Exhibit 21:

19.	List in future filings the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21) of the Regulation S-K.

Response:

Please be advised that we will list the state or other jurisdiction of incorporation or organization of each subsidiary in Amendment No.1 to Form 10-K.

Exhibit 31.1 and 31.2 :

20.	Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that:
●	Paragraph (1) of the certifications adds the phrase “for the fiscal year ended Decmber 31, 2008.”
●	Paragraph 4(d) omits the phrase “(the registrant’s fourth quarter in the case of an annual report).”
●	Paragraph 5 and subparagraphs (a) and (b) of paragraph 5 includes the words “small business issuer’s” rather than the word “registrant’s.”
Please revise in future filings.

Response:

Please be advised that we will revise the Exhibit 31.1 and 31.2 to Amendment No. 1 to Form 10-K in response to the Staff’s comments.

Exhibit 31.2:

21.
We note that the certifying individual included his title in the introductory sentence of the certification required by Item 601(b)(31) of the Regulation S-K. Confirm that the individual certified the report in his individual capacity, and remove in future filings the title from the introductory sentence of the certifications required by Item 601(b)(31) of the Regulation S-K.

Response:

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Please be advised that we confirm that the individual certified the report in his individual capacity and the title will be removed from the introductory sentence of the certifications in the exhibits to Amendment No.1 to Form 10-K.

From 10-Q for the period ended March 31, 2009

Exhibits 31.1 and 31.2

22.
We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of the Regulation S-K. Confirm that the individuals certified the report in their individual capacity, and remove in future filings the titles from the introductory sentence of the certifications required by Item 601(b)(31) of the Regulation S-K.

Response:

Please be advised that we confirm that the individual certified the report in his individual capacity and the title will be removed from the introductory sentence of the certifications in the exhibits our future filings.

From 10-Q for the period ended June 30, 2009

Note 1-Background, page 7

23.
We note the incorporation of Shenyang Hongshida in the second quarter 2009. Your present “net income attributable to controlling interest” before other comprehensive income (loss) in your statement of income and other comprehensive income on page 4. Please tell us why there is no line item for the income/loss attributable to your noncontrolling interest, and why there is no “net income” line item. Refer to paragraphs 29 and 30 of SFAS 160, as well as Schedule 3 to Appendix A. Also, the first line of the statement of cash flows on page 6 is “net income attributable to controlling interest.” The reconciliation of operating cash should start with net income, pursuant to paragraphs 28-30 of SFAS 95. Please conform your statement of cash flows in future filings accordingly.

Response:

Shenyang Hongshida was incorporated on June 1, 2009. During the second quarter of 2009,there is no business operation for Shenyang Hongshida. Consequently, there is no income/loss attributable to noncontrolling interest for the second quarter of 2009 and “Net income attributable to controlling interest” is equaled to “Net income”.

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Please be advised that we will conform our consolidated statement of income and other comprehensive income to include the line items of “Net income before noncontrolling interest” and “Less: Net income attributable to noncontrolling interest” to arrive at “Net income attributable to controlling interest” in our future filings.  In addition, please be advised that we will conform our consolidated statements of cash flow to include the line items of “Net income attributable to noncontrolling interest” and “Consolidated net income” in our future filings.  The reconciliation of operating cash in our consolidated statements of cash flows should start with net income.

Note 4, Controls and Procedures, page 7

24.
We note the remediation activities performed during the second quarter 2009 as described on page 43 related to your previously identified material weaknesses. You state that “Except as described above, there were no changes on our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please revise this disclosure in future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your control over financial reporting.

Response:
Please be advised that we will revise our statement in future filings to state that there were changes in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s control over financial reporting.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone)
+86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

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Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: September 18, 2009	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer

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APPENDIX A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM 10-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ______________ to ______________

Commission file number: 001-33588

CHINA FIRE & SECURITY GROUP, INC.
(Exact name of registrant as specified in its charter)

Florida	65-1193022
(State of incorporation)	(I.R.S. Employer Identification No.)

B-2508 TYG Center, C2 Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People’s Republic of China
(Address of principal executive offices)

(86-10) 8441 7400
(Issuer’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, $.001 Par Value	The Nasdaq Capital Market, LLC
(Title of Class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Exchange Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting
		(Do not check if a smaller	company ☐
reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the 12,170,527 shares of voting and non-voting common equity stock held by non-affiliates of the registrant was $ 97,607,627 as of June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, based on the last sale price of the registrant’s common stock on such date of $8.02 per share, as reported by The NASDAQ Stock Market, Inc.

As of March 13, 2009, there were 27,586,593 shares of common stock of China Fire & Security Group, Inc. outstanding.

EXPLANATORY NOTE
This Amendment No. 1 to our Annual Report on Form 10-K initially filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2009 is being filed in response to the Commission’s comment letter dated September 3, 2009.

Item 1A. Risk Factors

Cautionary Statement Regarding Future Results, Forward-Looking Information And Certain Important Factors

In this report we make, and from time to time we will otherwise make, written and oral statements regarding our business and its prospects, such as projections of future performance, statements of management’s plans and objectives, forecasts of market trends, and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements containing the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimates,” “projects,” “believes,” “expects,” “anticipates,” “intends,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions identify forward-looking statements, which may appear in documents, reports, filings with the Securities and Exchange Commission, news releases, written or oral presentations made by officers or other representatives made by us to analysts, stockholders, investors, news organizations and others, and discussions with management and other of our representatives. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Any forward-looking statement speaks only as of the date on which such statement is made. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Except as required by law, we do not undertake any obligation to update or keep current either (i) any forward-looking statement to reflect events or circumstances arising after the date of such statement, or (ii) the important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or which are reflected from time to time in any forward-looking statement.

In addition to other matters identified or described by us from time to time in filings with the SEC, there are several important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or results that are reflected from time to time in any forward-looking statement. Some of these important factors~~, but not necessarily all important factors,~~ include the risk factors below~~following:~~. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below and the other information in this Form 10-K before purchasing any of our common stock. ~~The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also adversely impair our business operations.~~ If any of the events described in the risk factors below actually occur, our business, financial condition or results of operations could suffer significantly. In such case, the value of your investment could decline and you may lose all or part of the money you paid to buy our common stock.

Risks Related To Our Business

Disruptions in the capital and credit markets related to the current national and worldwide financial crisis, which may continue indefinitely or intensify, could adversely affect our results of operations, cash flows and financial condition, or those of our customers and suppliers.

The current disruptions in the capital and credit markets may continue indefinitely or intensify, and adversely impact our results of operations, cash flows and financial condition, or those of our customers and suppliers. These disruptions could adversely affect our ability to draw on our bank revolving credit facility, which is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity. Disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed to conduct or expand our businesses or conduct acquisitions or make other discretionary investments, as well as our ability to effectively hedge our currency or interest rate. Such disruptions may also adversely impact the capital needs of our customers and suppliers, which, in turn, could adversely affect our results of operations, cash flows and financial condition.

Liquidity and Capital Resources

As of December 31, 2008, we had working capital of $64.7 million including cash and cash equivalents of $26.7 million. The following table sets forth a summary of our cash flows for the periods indicated:

Statement of Cash Flow
	Year Ended December 31
	2008	2007

Net cash provided by operating activities	$13,361,704	$9,773,114
Net cash (used in) investing activities	(1,945,199)	(3,929,978)
Net cash (used in) provided by financing activities	(3,097,855)	1,051,952
Effect of foreign currency translation on cash and cash equivalents	1,226,234	789,270
Net cash flow	$9,544,884	$7,684,358

Operating Activities

Net cash provided by operating activities was approximately $13.4 million for the year ended December 31, 2008 as compared to approximately $9.8 million net cash provided by operating activities for the same period in 2007. Net cash provided by operating activities in the year ended December 31, 2008 was mainly due to net income of $24.7 million and $1.7 million increase in accrued liabilities, offset by $10.6 million increase in accounts receivable, $2.2 million increase in inventories, $3.8 million increase in costs and estimated earnings in excess of billing. The increase in accrued liabilities, accounts receivable, inventories and cost and estimated earnings in excess of billing was mainly attributable to the growth of our business during the period.

The increase of $3.8 million in costs and estimated earnings in excess of billings was mainly due to the increase in aggregate value of projects where we have recognized revenues more than we have billed the customers for these projects, while the decrease in billings in excess of costs and estimated earnings was mainly due to the decrease in aggregate value of projects where we have billed our customers less than we have recognized revenues for these projects.

Investing Activities
Net cash used in investing activities in the year ended December 31, 2008 was $1.9 million as compared to net cash used in investing activities of $3.9 million in the same period of 2007. The cash used in investing activities in the year ended December 31, 2008 was mainly attributable to capital expenditure in the purchase of new equipments and the improvement of office and manufacturing facilities.

Financing Activities
Net cash used in financing activities in the year ended December 31, 2008 totaled $3.1 million as compared to $1.1 million provided by financing activities in the same period of 2007. The cash used in financing activities in the year ended December 31, 2008 was mainly attributable to the increase in restricted cash during the period.

As a result of the total cash activities, net cash increased $9.5 million from December 31, 2007 to December 31, 2008. We believe that our currently available working capital of $64.7 million including cash and cash equivalents of $26.7 million should be adequate to sustain our current operations and our anticipated expansion.

Operating Activities
Net cash provided by operating activities was approximately $9.8 million for the year ended December 31, 2007 as compared to approximately $8.9 million net cash provided by operating activities for the same period in 2006. Net cash provided by operating activities in the year ended December 31, 2007 was mainly due to net income of $16.8 million, $1.8 million increase in customer deposits, $2.2 million increase in accrued liabilities offset by $3.2 million increase in account receivable, $2.3 million increase in notes receivable, $3.3 million increase in costs and estimated earnings in excess of billings, $4.4 million decrease in billings in excess of costs and estimated earnings. The increase of $3.3 million in costs and estimated earnings in excess of billings is mainly due to the increased number of projects where we have billed the customers more than we have recognized revenues for these projects, while the decrease of $4.4 million in billings in excess of costs and estimated earnings is mainly due to the decreased number of projects where we have billed the customers less than we have recognized revenues for these projects.

Investing Activities
Net cash used in investing activities in the year ended December 31, 2007 was $3.9 million, which is a decrease of $7.0 million from net cash used in investing activities of $10.9 million in the same period of 2006. Net cash used in investing activities was mainly attributable to $3.8 million used to purchase building and equipment, $0.6 million used to purchase intangible asset, and $1.0 million used to invest in King Galaxy Investment Limited offset by $0.5 million proceeds from the sale of investment in Tianjin Fire Safety Equipment Co. Ltd. and $1.1 million proceeds from the restructure in Beijing Zhong Xiao.

Financing Activities
Net cash provided by financing activities in the year ended December 31, 2007 totaled $1.1 million as compared to $8.9 million used in financing activities in the same period of 2006. Net cash provided by financing activities in the year ended December 31, 2007 was attributable to the proceeds of $4.2 million from issuance of common stock and the proceeds of $1.4 million from the sale of Beijing Zhong Xiao, offset by $2.0 million increase in restricted cash, which represents the cash required to be deposited in the bank to guarantee the execution of signed contracts, and the payment of $2.5 million to Beijing Zhong Xiao to clear the balance between our Company and Beijing Zhong Xiao.

As a result of the total cash activities, net cash increased $7.7 million from December 31, 2006 to December 31, 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008:

Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +
Contractual Obligations :
Bank Indebtedness	$—	$—	$—	$—	$—
Other Indebtedness	$—	$—	$—	$—	$—
Capital Lease Obligations	$—	$—	$—	$—	$—
Operating Leases (1)	$48,385	$48,385	$—	$—	$—
Purchase Obligations	$—	$—	$—	$—	$—
Total Contractual Obligations:	$48,385	$48,385	$—	$—	$—

(1) Currently we are engaged in an operating lease with Tianjin Fire Protection Equipment Company Ltd for the use of approximately 112,432 square meters land in Tianjin, consisting of manufacturing facilities, warehouses and office buildings. The term of the operating lease is two years, beginning from May 2007. The monthly payment for the lease is 66,000RMB or $9,677.

Item 9A. Controls And Procedures

(a) Management’s annual report on disclosure control and procedures.

As required by Exchange Act Rule 13a-15(b), our management has carried out an evaluation, under the supervision of our Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, the Chief Executive Officer and Principal Accounting Officer have concluded that ~~these~~ our disclosure controls and procedures were not effective as of December 31, 2008 because of the material weakness described in Management’s Report on Internal Control over Financial Reporting below.~~are effective~~.

(b) Management’s annual report on internal control over financial reporting.

As required by Exchange Act Rule 13a-15(c), our management has carried out an evaluation, under the supervision of our Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of our internal control over financial reporting as of December 31, 2008.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company,

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of the Company, and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we determined that, as of December 31, 2008, our internal control over financial reporting was not effective as a result of the following material weaknesses:

●
Lack of internal controls over the project budgeting process – Due to lack of project budgeting personnel and an ineffective design of project budgeting process, we do not maintain sufficient control over project budgeting process. Although this material weakness did not result in significant adjustments to our consolidated financial statements (less than 1% adjustment on our revenue) this material weakness resulted in the possibility that a material misstatement of our consolidated financial statements might not be prevented or detected in a timely basis.

~~Remediation Initiative~~

~~We will hire more skilled project budgeting personnel to enhance our project budgeting team to meet the increased needs of our expanding number of projects. We will redesign our project budgeting process and augment monitoring procedures to ensure timely updates of project budgets that will reflect the best estimate of project costs under construction. We will also increase the effectiveness and frequency of communication between our accounting, project budgeting and project implementation departments through regularly scheduled inter-department meetings.~~

●
Lack of internal accounting staff with adequate US GAAP knowledge and inadequate supervisory review of the construction accounting process - We did not maintain effective controls over the financial reporting process due to an insufficient complement of internal personnel with a sufficient level of accounting knowledge, experience and training in the application of U.S. GAAP. We did not implement adequate supervisory review of the construction accounting process to ensure the financial statements were prepared in accordance with U.S. GAAP.

The material weakness in our project budgeting process was mainly due to the lack of project budgeting personnel and the ineffective design of our project budgeting process. The growth of our project budgeting team, which is in charge of the estimation of the project budget costs, could not meet the expansion of our business. By the end of 2008, we were in need of project budget personnel, who are responsible for both the project cost estimations for new projects and the update of cost budgets for on-going projects. The currently ineffective design of our project budgeting process was mainly due to the lack of monitoring procedures in our project budget process to prevent any untimely updates of on-going projects’ budgets. Consequently, due to these two shortages in our project budget process, there were five project budgets (out of 177 projects) that were not updated in a timely manner. These errors were identified by our independent auditors during their annual audit work and the adjustments to our consolidated financial statements were less than 1% of our revenue. Although the adjustment was immaterial, we understand that as the project budget process is a key process in our control systems for a construction company, the lack of monitoring procedures in this process can result in the possibility that a material misstatement of our consolidated financial statement might not be prevented or detected in a timely basis.

The material weakness in our financial reporting process due to the lack of internal accounting staff with adequate U.S. GAAP knowledge and inadequate supervisory review of the construction accounting process resulted from the fact that the Company’s operations are in China and our accounting staff that service our supervisory review of the construction accounting process possess adequate knowledge of PRC GAAP, but only possess limited knowledge in U.S. GAAP. Although the conformity of PRC GAAP to U.S. GAAP was observed, there still exist meaningful differences between the two accounting principles, which cause the material weakness in our internal control over financial reporting. In China’s market, it is difficult to recruit qualified accounting staff with adequate U.S. GAAP knowledge at competitive cost. The growth of our accounting department did not keep up with the expansion of our business and the lack of accounting personnel resulted into the inadequate supervisory review of the construction accounting process.

~~Remediation Initiative~~

~~We will hire more skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of U.S. GAAP. We also plan to hire an external U.S. GAAP accounting consultant with relevant accounting experience, skills and knowledge in the financial reporting processes to provide U.S. GAAP knowledge training to our existing accounting staff. We will enforce senior management’s checks and approvals process to ensure the accuracy of our daily book keeping.~~

Moore Stephens Wurth Frazer and Torbet, LLP, an independent registered public accounting firm, has audited the financial statements included in this annual report and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2008.

(c) Changes in Internal Controls over Financial Reporting
During the year ended December 31, 2008, there was no change in our internal controls over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Regarding the material weakness described above, we have identified the following changes necessary to improve our internal control over financial reporting:

●
We will hire more skilled project budgeting personnel to enhance our project budgeting team to meet the increased needs of our expanding number of projects. We will redesign our project budgeting process and augment monitoring procedures to ensure timely updates of project budgets that will reflect the best estimate of project costs under construction. We will also increase the effectiveness and frequency of communication between our accounting, project budgeting and project implementation departments through regularly scheduled inter-department meetings.

●
We will hire more skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of U.S. GAAP. We also plan to hire an external U.S. GAAP accounting consultant with relevant accounting experience, skills and knowledge in the financial reporting processes to provide U.S. GAAP knowledge training to our existing accounting staff. We will enforce senior management’s checks and approvals process to ensure the accuracy of our daily book keeping.

We anticipates the remedial actions described above and will strengthen the Company’s internal control over financial reporting, and will address the related material weakness that management identified at December 31, 2009.

(d) Independent Registered Public Accounting Firm’s Attestation Report

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors
We have provided below certain information about our executive officers and directors. Our directors serve for a term of one year or until their successors are duly elected. Our executive officers serve at the pleasure of our board of directors and have no fixed term of office.

Name	Age	Position
Brian Lin	44	Director and Chief Executive Officer
Weishe Zhang	44	Director and Chief Technology Officer
Xiaoyuan (Robert) Yuan	34	Principal Accounting Officer
Weigang Li	51	Vice President of Sales
Haijun Yang	36	Vice President of Operations
Gangjin Li	47	Chairman of the Board
Albert McLelland	50	Independent Director
Xianghua Li	64	Independent Director
Xuewen Xiao	40	Independent Director
Guoyou Zhang	57	Independent Director

Mr. Brian Lin, CEO, Director, 44. Mr. Lin serves as Director and Chief Executive Officer of China Fire & Security Group, Inc. Mr. Lin has served as a Director since October 2006. Mr. Lin has over 17 years of management and technical experience both in the US and China. Mr. Lin is an early stage investor and co-founder of the Company and has been providing strategic guidance since its inception. Prior to joining the Company full time in January 2006, Mr. Lin served as CEO of Beijing Linkhead Technologies, and held various management and technical positions with UTStarcom in China and Nortel Networks and Motorola in the US from 2001 to 2005. Mr. Lin received his Master’s Degree in Electrical Engineering from University of Toronto, Canada in 1989.

~~Mr. Lin has served as a director since October 2006. Mr. Lin has over 17 years management and technical experience both in the US and China. Mr. Lin is an early stage investor and co-founder of the Company and has been providing strategic guidance since its inception. Prior to joining the Company full time in January 2006, Mr. Lin held various management and technical positions with PacificNet and UTStarcom in China and Nortel Networks and Motorola in the US. Mr. Lin received his Master’s Degree in Electrical Engineering from University of Toronto, Canada in 1989.~~

Mr. Weishe Zhang, Chief Technology Officer, Director, 44. Mr. Zhang has served as a director and our Chief Technology Officer since February 2009. From 2002 to February 2009, Mr. Zhang held various positions in the field of product research and development, including Director of System Integration, Director of Product Research and Development Center and Chief Engineer in Sureland Industrial (a wholly owned subsidiary of China Fire). With over 15 years of experience in the China fire protection industry, Mr. Zhang is the inventor of dozens of international and domestic product and technology patents. Mr. Zhang received a Master’s Degree in Engineering from Beijing University of Aeronautics & Astronautics in 1989.

Mr. Weigang Li, Vice President of Sales of China Fire, General Manager of Sureland Industrial, 41. Mr. Li has served as our VP of Sales since February 2009. Mr. Li co-founded Sureland Industrial in 1995 and held various positions, including deputy director, director and deputy General Manager of Sales. Mr. Li has been influential in winning a number of large, notable contracts since the Company’s inception. Mr. Li has over 15 years of hands on experience in project sales and sales force management in the China fire protection industry. He is currently completing a business diploma in an advanced program for young Chinese entrepreneurs at Tsinghua University. Mr. Li is the brother of Mr. Gangjin Li, the Chairman of the Board.

Mr. Haijun Yang, Vice President of Operations, the Company’s Secretary, Deputy General Manager of Sureland Industrial, 36. Mr. Yang has served as our Vice President of Operations and the Company’s Secretary since February 2009. From 2000 to February 2009, Mr. Yang held various positions including Executive Assistant to the General Manager, Secretary of the Board of Sureland and Deputy General Manager in charge of preparation for going public, merger and acquisition and operation management in Sureland Industrial. With 9 years of working experience in the China fire protection industry, Mr. Yang is responsible for internal operation management, including human resource, legal affairs, mergers and acquisitions, to support the Company’s continued growth. Mr. Yang received his MBA from Renmin University of China in 2000 and is currently pursuing his Ph.D. in business management since 2004.

Mr. Xiaoyuan (Robert) Yuan, Principal Accounting Officer, 34, Mr. Xiaoyuan (Robert) Yuan joined the Company as ~~the Company's~~ the ~~Secretory~~ Chief Accounting Officer in July 2007 and has served as the Principal Accounting Officer since August 2008. From October 2006 to July 2007, Mr. Yuan worked for CCG Elite Investor Relations, a global investor relations company, as an account executive representing a number of public companies listed in the U. S. From 2003 to 2005, Mr. Yuan held various positions in the fields of industry research, strategic planning and M&A for Lenovo Group Co. Ltd. (HKSE: 0992.HK), the largest PC manufacturer in China. Mr. Yuan graduated from Texas Christian University with his Ph.D. degree in Physics and MBA with concentration in finance in 2003.

Mr. Gangjin Li, Chairman of the Board, 47. Mr. Li has served as our Chairman of the Board since October 2006. Mr. Li is the founder of Sureland, and served as Chairman of the Board and the General Manager of Sureland Industrial from 1995 until January 2009. Mr. Li is an executive director of China Fire Protection Association (CFPA), and vice-chairman of “Electrical Fire Prevention Committee of CFPA”. Mr. Li holds a bachelor’s degree from Wuhan University of Science and Technology and a Master degree in management science from Beijing University.

Item 11. Executive Compensation

Compensation Discussion and Analysis

The Company’s executive compensation program is designed to pay key management personnel competitive remuneration based on the authority, responsibility and accountability of the position held by the individual. In addition, the Company considers the competitive environment relative to compensation paid to senior management with comparable job scopes in companies in related industries and of the same approximate size.

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provide benefits to our senior officers upon termination.

An understanding of our executive compensation program begins with an understanding of the objectives the program is intended to serve. These include:

●	Offering competitive compensation. We seek to offer a compensation package that is attractive and competitive with the compensation practices of the peer companies with which we compete for talent.
●
Rewarding performance. Our compensation program is intended to closely align executive compensation with performance by tying a significant portion of compensation to the achievement of financial and other Company goals and the executive’s contributions to the accomplishment of those goals.

●
Aligning the interests of our executives with those of our shareholders. Over 90% of the total compensation paid to our Named Executive Officers is in the form of equity-based compensation. This serves to further align the interests of our executives with those of our shareholders.

Elements of Our Executive Compensation Programs

Our Compensation mainly consists of two parts, Cash Compensation and Equity Incentive Compensation. The Cash Compensation consists of Base Salary and Bonus. The Equity Incentive Compensation aligns executives’ and shareholders’ interests by providing executives an ownership stake in the Company.

Base Salary. Base salaries for our named executives are set based on their professional qualifications and experiences, education background, scope of their responsibilities, taking into account competitive market compensation levels paid by other similar-sized companies for similar positions and reasonableness and fairness when compared to other similar positions of responsibility within the Company. Base salaries are reviewed annually by the Compensation Committee and may be adjusted annually as needed.

Bonus. To achieve our goal of pay-for-performance, bonuses will be paid to our named executives when company financial goals are achieved. The bonus is typically a percentage of the Base Salary and is part of the cash compensation of our named executives. The Compensation Committee has determined that when the Company actual financial results are better than the guidance provided by the Company, the bonuses will be paid in full, otherwise, no bonuses will be paid to our named executives.

Equity Incentive Compensation. A key element of our pay-for-performance philosophy is our reliance on performance-based equity awards through the Company’s stock option plan. This program aligns executives’ and shareholders’ interests by providing executives an ownership stake in the Company. Our Compensation Committee has the authority to award equity incentive compensation, i.e. stock options, to our executive officers in such amounts and on such terms as the Compensation Committee determines in its sole discretion. The Compensation Committee reviews each executive’s individual performance and his or her contribution to our strategic goals and determines the amount of stock options to be awarded towards the end of the fiscal year. The exercise price is the closing market price on the date of the grant.

The following is a discussion of our executive compensation program and the compensation decisions made for fiscal year 2008 with respect the executive officers named in the Compensation Table on page 44.

In 2008, the Compensation Committee, which is responsible for approving and overseeing executive compensation, accepted recommendations from senior management and reviewed such recommendations with market data to determine the compensation to be paid to the Company’s executive officers. Important determining factors included the Company’s financial performance, the level of compensation paid to similarly situated executives in comparably-sized public companies and the contributions made by each of the executive officers to the success of the Company.

How Executive Compensation is Determined

The Compensation Committee of the company seeks to offer our executives compensation packages that are attractive and competitive with compensation practices of the peer companies with which we might compete for talent. The Compensation Committee has determined that a peer company would have the following characteristics:

●	majority of the business is providing solutions and systems to industrial customers in China

●	listed on a major exchange in the United States with market capitalization between US$200 million to US$800 million

The Compensation Committee collected the executive compensation information of the following companies (“Comparison Group”) during the course of discussing and finalizing the compensation for our executives.

China Security & Surveillance

China Information Security Technology, Inc.
Cogo Group, Inc.

Harbin Electric

Shengdatech, Inc.

Wonder Auto Technology, Inc.

The Compensation Committee conducted a comparison of the proposed executive compensation structure and practices to those of the Comparison Group, including base salary, target bonus and equity grants. The market analysis developed was used to determine pay targets for 2008. The actual compensation in 2008 (see Compensation Table) for Brian Lin, our CEO, fell within the targeted parameters, which were derived from the compensations of the CEOs in the Comparison Group. The actual compensation for Xiaoyuan Yuan, our Principal Accounting Officer, in 2008 (see Compensation Table) also fell within the targeted parameters, which were derived from the compensations of the CFOs in the Comparison Group.

In 2008, the proposed compensation for Brian Lin is as follows:

Cash Compensation: $120,000 where the Base Salary is $84,000 (70%) and the Bonus is $36,000 (30%). The Bonus will be paid in full if the company’s actually financial results meet or beat the financial guidance approved by the board of directors and released to the public. Otherwise, no Bonus will be paid to Brian Lin.

Equity Compensation: Per stock option agreement dated July 1, 2006, 18,750 options shares will be vested during the year of 2008. There is no additional equity based compensation for Brian Lin in 2008.

In 2008, the proposed compensation for Xiaoyuan Yuan is as follows:

Cash Compensation: $36,800 where the Base Salary is $29,440 (80%) and the Bonus is $7,360 (20%). The Bonus will be paid in full if the company’s actually financial results meet or beat the financial guidance approved by the board of directors and released to the public. Otherwise, no Bonus will be paid to Xiaoyuan Yuan.

Equity Compensation: Per stock option agreement dated July 1, 2007, 5,000 options shares will be vested during the year of 2008. There is no additional equity based compensation for Xiaoyuan Yuan in 2008.

Based on its review in 2008, the Compensation Committee concluded that the structure of CFSG’s proposed compensation program is reasonably consistent with industry practices. The actual compensation in 2008 (see Compensation Table) for Brian Lin, our CEO, fell within the targeted parameters, which were derived from the compensations of the CEOs in the Comparison Group. The actual compensation for Xiaoyuan Yuan, our Principal Accounting Officer, in 2008 (see Compensation Table) also fell within the targeted parameters, which were derived from the compensations of the CFOs in the Comparison Group.

The Compensation Committee reviewed and approved the compensation paid to the named executives of the corporation as listed in the Compensation Table. Recommendations for annual increases in compensation to named executives other than our CEO are recommended by our CEO. These recommendations are presented to the Compensation Committee and are subject to their approval. The annual increase in compensation of the CEO was both recommended and approved by our Compensation Committee. Pay increases for non-named employee will be at the discretion of the employee’s supervisor and subject to senior management approval.~~The Compensation Committee reviewed and approved the compensation paid to the top four executives of the corporation as listed in the Compensation Table. Recommendations for annual increases in compensation to named executives are to be presented to the Compensation Committee and are subject to their approval. Pay increases for non-named employee will be at the discretion of the employee’s supervisor and subject to senior management approval. The regulations regarding employee pension and retirement plans governed by the Peoples Republic of China is the only program administered by the Company. No other supplemental plan exists.~~

Stock-Based Compensation Plans
 In 2008, our board of directors and shareholders adopted our 2008 stock option plan. The Plan is intended to enhance the Company’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and cash awards. At the time of adoption, 2,000,000 common shares were reserved for issuance under the plan. The plan has a term of ten years but may be terminated earlier by our board of directors.

We have not issued stock based compensations to any of our executives nor directors in 2008. On January 2, 2009, pursuant to the Company's 2008 Omnibus Long-term Incentive Plan, the Company's Board of Directors authorized the issuance of 1,000,000 shares of options for its employees with a total of 800,000 shares options issued to executive officers. The options will vest evenly each quarter over the following four years, starting from the first quarter of 2009.

Name & Principal Position	Year	Salary	Bonus	Option* Awards	All other Compensation	Total

Gangjin Li, Chairman**	2008	$65,800	—	$8,400	—	$74,200
	2007	65,800	—	62,550	—	128,350
	2006	12,000	—	257,600	—	269,600
Brian Lin, CEO and PAO prior to August 2008	2008	$120,000	—	$4,200	—	$124,200
	2007	120,000	—	31,275	—	151,275
	2006	12,000	—	128,800	—	140,800
Xiaoyuan Yuan, Principal Accounting Officer (since August 2008)	2008	$36,800	—	$14,300	—	$49,900

*The assumptions made in valuing the option were disclosed in the financial statements Note 14. **Mr. Li has not been involved in the day-to-day operation of the Company since January 2008.

Grants of Plan-Based Awards

The Company currently does not have any award plans. No options were granted to any officer in 2008.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for our named executive officers outstanding as of December 31, 2008.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Brian Lin	150,000	0		1.25	June 30, 2016
Gangjin Li	300,000	0		1.25	June 30, 2016
Xiaoyuan (Robert) Yuan	7,500	12,500		6.70	June 30, 2012

Option Exercises and Stock Vested

No options were exercised and no shares of stock were vested in 2008.

Pension Benefits

The Company does not have any pension plans for its officers.

Nonqualified Deferred Compensation

There was no nonqualified deferred compensation for the officers in 2008.

Compensation Committee Report
The Compensation Committee has reviewed and discussed the Compensation Analysis and Discussion with the management of the Company. Based on the review and the discussions, the Compensation Committee recommended to Board of Directors that the Compensation Analysis and Discussions be included in the Company’s annual report on Form 10-K. The members of the Compensation Committee are:

Mr. Guoyou Zhang, Chairman
Mr. Xianghua Li~~,~~
Mr. Xuewen Xiao
Item 12. Security Ownership Of Certain Beneficial Owners And Management And Related Shareholders Matters

The following table sets forth certain information regarding the beneficial ownership of our Common Stock, including 27,586,593 shares of Common Stock, 10,000 warrants, and 830,750 stock options that are exercisable within 60 days from March 13, 2009:

●	each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of Common Stock;

●	each of our directors, executive officers and nominees to become directors; and

●	all directors and executive officers as a group.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant certifies that it has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing.

CHINA FIRE & SECURITY GROUP, INC.

Dated: ~~March 16~~September 17, 2009	By:	/s/ Brian Lin
Brian Lin
Chief Executive Officer,

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated as of ~~March 16~~September 17, 2009.

Signature	Title

/s/ Gangjin Li	Chairman of the Board
Gangjin Li

/s/ Brian Lin	Director and Chief Executive Officer
Brian Lin

/s/ Xiaoyuan Yuan	Principal Accounting Officer and Principal Financial Officer
Xiaoyuan Yuan

/s/ Weishe Zhang	Director and Chief Technology Officer
Weishe Zhang

/s/ Albert McLelland	Director
Albert McLelland

Note 15 - Restructuring of subsidiaries
On April 2, 2007, the Company evaluated the operations of its subsidiary, Beijing Zhong Xiao Fire Safety Technology Co., Ltd. (“Beijing Zhong Xiao”) and noted efficiencies could be obtained by consolidating the operations of Beijing Zhong Xiao into Sureland Equipment.

Beijing Zhong Xiao was a subsidiary of Sureland Industrial established in the PRC as a limited liability company on March 18, 2003. On April 3, 2007, Sureland Industrial signed an agreement to transfer 100% ownership in Beijing Zhong Xiao to Gong Gang Qiang, a Chinese individual, for consideration price equal to the net assets of Beijing Zhong Xiao as of March 31, 2007.

No gain or loss was recognized through the restructuring of Beijing Zhong Xiao nor any additional cost incurred to restructure Beijing Zhong Xiao. In addition, we have no outstanding obligations related to the restructuring after the disposal of Beijing Zhong Xiao on April 3, 2007.

See report of independent registered public accounting firm.

F-30

EXHIBIT INDEX

Exhibit Number
2.1*	Securities Exchange Agreement, dated as of September 1, 2006, by and among the Company, China Fire Protection Group and Sureland, its subsidiary

3.1**	Restated Articles of Incorporation, filed with the state of Florida on October 18, 2006.

3.2**	Articles of Amendment to Articles of Incorporation & Designating Series A Convertible present Stock.

3.3	By-Laws - Incorporated by reference to Exhibit 3.1 to Form 8-K filed on September 4, 2008.

4.1**	Registaration Rights Agreement dated October 27, 2006 between the Company and named Investors

4.2**	Registaration Rights Agreement dated October 27, 2006 between the Company and named Shareholders

4.3**	Form of Series A Warrant to Purchase Shares of Common Stock of the Company.

4.4**	Form of Series B Warrant to Purchase Shares of Common Stock of the Company

4.5**
Escrow Agreement dated October 27, 2006 by and among the Company UNIPRO, H. C. Wainwright & Co., Inc., the Investor Representative, Gangjin Li, and Brian Li, and American Stock Transfer & Trust Company

4.6**	Form of H. C. Wainwright & Co., Warrant

10.1**	Construction Contract between Anshan Iron & Steel Group Corp. and Sureland Industrial Fire Safety Co., Ltd. Dated October, 2006

10.2**	Contract between Maanshan Iron & Steel Co., Ltd and. and Sureland Industrial Fire Safety Co., Ltd.

10.3**	Contract between Wuhan Iron & Steel (Group) Corp. and Sureland Industrial Fire Safety Co., Ltd.

10.4**	Purchase Contract between Beijing Zhongshiweiye Technologies Co. Ltd.. and Sureland Industrial Fire Safety Co., Ltd. Dated June 13, 2005

10.5**	Contract between Hangzhou New Epoch Fire Protection Science & Technology Co., Ltd and Sureland Industrial Fire Safety Co., Ltd. Dated December 5, 2005

10.6**	Contract between Guangzhou Jinshengyang Technologies Co. Ltd. and Sureland Industrial Fire Safety Co., Ltd. Dated May 20, 2005

10.7**	Purchase and Sales Contract between Beijing Xinfangsheng Hardware Electric Products Co. Ltd. and Sureland Industrial Fire Safety Co., Ltd. Dated October, 2005

10.8**	Purchase and Sales Contract between Sichuan Firefighting Machinery General Factory and Sureland Industrial Fire Safety Co., Ltd. Dated July 19, 2005

10.9**	Purchase and Sales Contract between Beijing Tianningyihe Pipeline System Equipments Co. Ltd. and Sureland Industrial Fire Safety Co., Ltd. Dated July 19, 2005

Exhibit Number

10.10**	Acceptance for Carriage Service Contract between Zhaijisong Express Co., LTD and Sureland Industrial Fire Safety Co., Ltd.

10.11**	Cooperation Contract between Lianxin International Trade (Shanghai Waigaoqiao Free Trade Zone) Co., Ltd. and Sureland Industrial Fire Safety Co., Ltd.

10.12**	Marketing Memorandum between Xi’an Systemsensor Electronic Co., Ltd and Sureland Industrial Fire Safety Co., Ltd.

10.13**	OEM Cooperation Agreement between Xi’an System Sensor Electronics, Ltd. and Sureland Industrial Fire Safety Co., Ltd. Dated may 26, 2004

10.14**	House Lease Contract between Beijing Bestpower Electrical Technology Ltd. and Sureland Industrial Fire Safety Co., Ltd. Dated December 1, 2004

10.15**	Stock Ownership Assignment Agreement

10.16	Employment Agreement between the Company and Mr. Brian Lin

10.17	Employment Agreement between the Company and Mr. Xiaoyuan Yuan

14.1***	Officers’ and Directors’ Code of Ethics

21.1	List of Subsidiaries

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*	Incorporated by reference from 8-K filed September 5, 2006 where it was filed as Exhibit 99.1

**	Incorporation by reference from 8-K filed November 2, 2006 where the exhibits were the same number

***	Incorporated by reference from Form 10-QSB, filed with the Commission on May 24,2004 where it was filed as Exhibit 10.4

EXHIBIT 21.1

List of Subsidiaries

Subsidiaries	Incorporated in
China Fire Protection Group Inc(“CFPG”)	British Virgin Islands
Sureland Industrial Fire Safety Limited (“Sureland Industrial”)	People’s Republic of China
Sureland Industrial Fire Equipment Co. Ltd (“Sureland Equipment”)	People’s Republic of China
Tianxiao Fire Safety Equipment Co., Ltd. (“Tianxiao Equipment”)	People’s Republic of China
Beijing Hua An Times Fire Safety Technology Co., Ltd. (“Beijing Hua An”)	People’s Republic of China

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a), AS
ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Lin, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2008 of China Fire & Security Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 17, 2009	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a), AS
ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Xiaoyuan Yuan, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2008 of China Fire & Security Group, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 17, 2009	By:	/s/ Xiaoyuan Yuan
Name: Xiaoyuan Yuan
Title: Principal Accounting Officer and Principal Financial Officer